FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

HSBC Holdings plc

2) Name of director

W F Aldinger

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Abacus Corporate Trustees Limited 1,050,053

BNY (Nominees)Limited 1,378,974

W F Aldinger 212,785

James Capel Nominees Limited 4,025,850*

* Following the acquisition of Household International, Inc. ("Household") by HSBC Holdings plc, outstanding options over Household shares granted (for nil consideration) have been converted into options to acquire HSBC Holdings plc ordinary shares of US$0.50 each ("HSBC shares"). The HSBC (Household) Employee Benefit Trust 2003 Re Aldinger ("the Trust"), holds 4,025,850 HSBC shares, comprising 1,525,850 HSBC Shares and 500,000 American Depositary Shares ("ADSs"), each of which represents five HSBC Shares, which may be used to satisfy the exercise of options by Mr Aldinger.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

In respect of the Director

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options and sale of shares transferred from The HSBC (Household) Employee Benefit Trust 2003 Re Aldinger

7) Number of shares/amount of stock acquired

1,003,125

8) Percentage of issued class

De minimis

9) Number of shares/amount of stock disposed

1,003,125

10) Percentage of issued class

De minimis

11) Class of security

Ordinary Shares of US$0.50 each

12) Price per share

Exercise of options - 1,003,125 shares at US$11.43

Sale of shares - 1,003,125 shares at GBP8.8551

13) Date of transactions

7 December 2004

14) Date company informed

8 December 2004

15) Total holding following this notification

6,667,662

16) Total percentage holding of issued class following this notification

0.06 per cent

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

24) Name of contact and telephone number for queries

Paul Stafford, Assistant Group Secretary 020 7992 1509

25) Name and signature of authorised company official responsible for making this notification

As in 24) above

Date of Notification 8 December 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: December 08, 2004